RECEIVED

2005 MAR 16 A 10: 12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

05006643

March 11, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Participation in the Rights Offering by Samsung Card) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

dw 3/22

SAMSUNG
ELECTRONICS

March 11, 2005

Participation in the Rights Offering by Samsung Card

On March 11, 2005, the BOD of Samsung Electronics authorized the Company to participate in the rights offering by Samsung Card.

▫ Details

- Samsung Electronics will purchase the allocated rights of 111,529,963 new common shares worth KRW 558 billion in Samsung Card's rights offering.

- After the participation in the rights offering, Samsung Electronics' ownership of Samsung Card will be slightly adjusted from 46.04% to 46.24% due to the exclusion of treasury shares in the rights allocation.

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

March 14, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Shareholding Change of a BOD Member : Vice chairman Yoon-Woo Lee) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com

SAMSUNG ELECTRONICS

March 9, 2005

Shareholding Change of a BOD Member

- Vice chairman Yoon-Woo Lee exercised his stock options on Feb.28, 2005, increasing his shareholdings by 40,000 shares from 2,100 shares to 42,100 shares on a common share basis (strike price was KRW 272,700 per share).

- On Mar.3, 2005, vice chairman Yoon-Woo Lee sold 30,000 shares at KRW 525,500 per share, decreasing his shareholdings from 42,100 shares to 12,100 shares.